May 19, 2016

Board of Directors
Peoples Bancorp Inc.
Peoples Bank

I am writing to inform you of my retirement from the boards of Peoples Bancorp Inc. and Peoples Bank effective as of the date of this letter.

I will be 70 this later this year, and I am looking forward to devoting more time to my passions of spending time with family, fly fishing and travel.

I am thankful for the opportunity to have served on the board the past 12 years and as Chairman the past 8 years and I am proud of the company’s accomplishments during that time.

I wish the board and the company continued success.

Sincerely,

Richard Ferguson